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3/5

10029537

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51710

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNY Mellon Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

480 Washington Boulevard, 27th Floor
(No. and Street)

Jersey City,	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Duffany 201-680-4442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

One Mellon Bank Center	Pittsburgh	PA	15219
(Address)	(City)	(State)	(Zip Code)

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
108

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

NA 3/10

OATH OR AFFIRMATION

I, Stephen Duffany, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BNY Mellon Securities LLC, as of December 31st, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CFO

Title

Notary Public

DONNA AMABILE
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES JULY 26, 2010

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

BNY MELLON SECURITIES LLC
(An Indirect Wholly Owned Subsidiary of BNY Mellon)

Statement of Financial Condition

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of
BNY Mellon Securities LLC:

We have audited the accompanying statement of financial condition of BNY Mellon Securities LLC (the Company) as of December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY Mellon Securities LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 26, 2010

BNY MELLON SECURITIES LLC
(An Indirect Wholly Owned Subsidiary of BNY Mellon)

Statement of Financial Condition

December 31, 2009

Assets		
Cash and cash equivalents	$	50,979,050
Receivables from affiliates		1,527,160
Income tax receivable from affiliate		737,171
Deferred tax asset		1,533,857
Other assets		1,864
Total assets	$	54,779,102
Liabilities and Member's Equity		
Payables to affiliates	$	1,676,108
Litigation reserve		27,000,000
Income tax payable to affiliate		1,382,243
Other liabilities and accrued expenses		235,968
Total liabilities		30,294,319
Member's equity		24,484,783
Total liabilities and member's equity	$	54,779,102

See accompanying notes to statement of financial condition.

(1) Organization

BNY Mellon Securities LLC (the Company), is a wholly owned subsidiary of Mellon Investor Services Holdings LLC (MIS). MIS is a wholly owned subsidiary of BNY Mellon (BNYM).

The Company is a registered broker/dealer in securities with the Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority (FINRA), and a registered investment adviser under the Investment Advisers Act of 1940. Security transactions are effected through a clearing organization on a fully disclosed basis.

On October 20, 2009, the Company ceased operations and entered into asset purchase agreement with an affiliated company whereby BNY Mellon Capital Markets LLC, an indirectly wholly owned broker/dealer subsidiary of BNYM, would acquire the ongoing business, customer base and assume certain contractual and other obligations of the Company. The Company has no intentions of entering into any new business operations.

We have evaluated events occurring subsequent to December 31, 2009 for potential recognition or disclosure in the statement of financial condition through February 26, 2010.

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in the statement of financial condition are reasonable. Actual results could differ from those estimates.

(b) Income Taxes

The Company is a single member limited liability company. A single member, limited liability company generally is treated as a disregarded entity for federal tax purposes. Though the Company is not a separate tax paying entity, federal and state tax expense is reflected in this statement of financial condition as if it filed its own tax returns.

The Company's results for the year ended December 31, 2009 will be included in the consolidated BNYM federal tax return for the year ended December 31, 2009. Pursuant to a tax-sharing agreement with BNYM, the current tax liability is determined on a separate return basis and is settled quarterly with BNYM. Deferred income taxes are computed on a separate entity basis.

Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amount and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(Continued)

(c) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash and cash equivalents as highly liquid overnight deposits and deposits maintained in money market funds.

(3) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to compute its net capital under the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. At December 31, 2009, the Company had a deficiency in capital of $29,017,283. The Company has since remediated the deficiency in net capital by transferring $30,000,000 into a Dreyfus 2a(7) money market fund which is registered with the SEC under the Investment Company Act of 1940. Advances to affiliates, repayment of borrowings, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the Rule 15c3-1 and other regulatory bodies.

(4) Reserve Requirements for Brokers and Dealers

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph k(2)(ii) of such rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits any customer funds and customer securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company has not prepared a "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3."

(5) Related Party Transactions

In conducting its business, the Company engages in routine transactions with affiliated entities of BNYM. Under operating agreements, certain affiliates provide the Company with various support services.

At December 31, 2009, amounts receivable from and payable to affiliates include:

Receivables from affiliates	$	1,527,160
Income tax receivable from affiliate		737,171
Payables to affiliates		1,676,108
Income tax payable to affiliate		1,382,243

At December 31, 2009, receivable from affiliates includes $681,028 in receivables from the Company's clearing organization. Of the cash held at the clearing organizations, $100,000 is subject to withdrawal restrictions.

(6) Pension and Employee Benefit Plans

The Company participates in a noncontributory defined benefit pension plan, sponsored by BNYM, which covers substantially all employees. The total expense covering the employees of the Company is recognized by BNYM.

The Company participates in a defined contribution retirement savings plan, sponsored by BNYM, for employees who have completed six months of continuous service during which the employee worked at least 500 hours. Participation in the plan is voluntary. Participants may elect to contribute, on a pretax basis, 1% to 15% of their total compensation via payroll deductions, subject to certain maximum limitations for the plan. If a participant decides to contribute, a portion of the contribution is matched by BNYM.

The Company participates in other employee benefit plans, sponsored by BNYM, that provide healthcare, life insurance, and other postretirement benefits covering substantially all retired employees. The plans include participant contributions, deductibles, coinsurance provisions, and service-related eligibility requirements. BNYM's long-term incentive plan provides for the issuance of stock options, restricted stock, restricted stock units, and other stock-based awards to employees of the Company.

(7) Income Taxes

Included in the accompanying statement of financial condition is a deferred tax asset of $11,029,500 resulting from the treatment of the accrued litigation reserve. The majority of the reserve relates to prior years and was established by an offset to goodwill. Also included in the accompanying statement of financial condition is a deferred tax liability of $5,957,034 resulting from the deferred intercompany gain on the sale to BNY Mellon Capital Markets LLC. Since the Company has ceased business operations and does not expect to generate taxable income in the future, other than the deferred intercompany gain, the deferred tax asset has been reduced by a valuation allowance equal to $3,538,609.

Management monitors proposed and issued tax law, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2009, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

The Company is included in the consolidated federal income tax return and certain combined and unitary returns of BNYM. In addition, the Company files a stand-alone tax return in New Jersey. The BNYM federal consolidated income tax returns are closed to examination through 2002. The Company's New Jersey income tax returns are closed to examination through 2004.

(8) Fair Value of Financial Instruments

FASB *ASC, Topic 820, Fair Value Measurements and Disclosures*, requires the disclosure of the estimated fair value of on- and off-balance-sheet financial instruments. Substantially all of the Company's financial instruments are recorded at their current fair value.

(9) Commitments and Contingencies

In the course of a routine review of customer accounts, the Company became aware of circumstances suggesting that employees of the Company, which executes orders to purchase and sell securities on behalf of Mellon Investor Services LLC, failed to comply with certain best execution and regulatory requirements in connection with agency cross trades. BNY Mellon is reviewing the trades and is in the process of determining the extent of any remediation. BNY Mellon self-disclosed this matter to the Financial Industry Regulatory Authority (FINRA) and the SEC on a voluntary basis. In June 2009, the SEC obtained a formal order of investigation. The Company is cooperating fully with the investigation. The Company is currently in discussions with the SEC Staff concerning a resolution of this matter. There can be no assurances the Company will be able to reach an agreement. BNY Mellon has agreed to indemnify the Company to the extent such liabilities exceed $27,000,000 in the aggregate.

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Member of
BNY Mellon Securities LLC:

In planning and performing our audit of the financial statements of BNY Mellon Securities LLC (the Company), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a certain deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on February 26, 2010.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

February 26, 2010

The Member of
BNY Mellon Securities LLC:

Gentlemen:

In planning and performing our audit of the financial statements of BNY Mellon Securities LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal controls over financial reporting (internal controls) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we do not express an opinion on the effectiveness of the Company's internal controls.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies or material weaknesses have been identified. However, as discussed below, we identified a deficiency in internal control that we consider to be a significant deficiency.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. The significant deficiency described below is not believed to be material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency in the Company's internal control to be significant deficiency:

KPMG

- On October 20, 2009, BNY Mellon Securities LLC sold its ongoing business, customer base, and certain contractual obligations to BNY Mellon Capital Markets LLC. The Company had a cash balance of $50,979,050 as of December 31, 2009 which was held at an affiliated bank account. The Company incorrectly reflected this cash balance as an allowable asset in its December 31, 2009 net capital computation. This cash balance cannot be supported by normal day-to-day operations and therefore should have been classified as a nonallowable asset. The correction of this presentation results in a net capital violation at December 31, 2009. Management will need to enhance the review and monitoring controls around the net capital computation.

This communication is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

KPMG LLP

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

SEC Mail
Mail Processing
Section

MAR 01 2010

Washington, DC
106

Report of Independent Registered Public Accounting Firm

To Member of BNY Mellon Securities LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by BNY Mellon Securities LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010

BNY Mellon Securities LLC
Schedule of Transitional Assessment Reconciliation
Period From April 1, 2009 to December 31, 2009

Total revenue (FOCUS Line 12/Part IIA Line 9)	$	5,250,305
Additions:		
None		-
Deductions:		
Other revenues not related either directly or indirectly to the securities business		(1,652,907)
SIPC Net Operating Revenues		3,597,398
General Assessment @ .0025		8,993
Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4		(3,743)
Less prior overpayment applied		-
Assessment balance due or (overpayment)	$	5,250